UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 25, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Sibanye-Stillwater successfully refinances its Rand Revolving Credit Facility

Johannesburg, 25 October 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that it has successfully refinanced its existing R6 billion Revolving Credit Facility (Existing ZAR RCF) maturing on 15 November 2019 with a new 3-year R5.5 billion Revolving Credit Facility (New ZAR RCF) on similar terms. The New ZAR RCF has an initial facility value of R5.5 billion and includes a R2 billion accordion option which allows for a future upsize to R7.5 billion, while the three year tenor can be extended by two further one-year extensions.

"We are delighted with the continued support from our lenders. The New ZAR RCF satisfactorily meets Group requirements and includes the ability to potentially extend the tenor past three years, as well as the option to upsize the New ZAR RCF through the accordion option, providing additional financing flexibility for the Group", Sibanye-Stillwater Chief Financial Officer, Charl Keyter commented.

The key terms of the New ZAR RCF which was concluded with a syndicate of local and international banks, led by Absa Bank Limited (acting through its Corporate and Investment Banking division) and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division), are as follows:

- Initial facility amount of R5.5 billion
- An accordion option for Sibanye-Stillwater to, subject to lender approvals, increase the facility size by a further R2 billion to R7.5 billion
- The New ZAR RCF maturity is three years, with the option to extend the tenor through two further one-year extensions subject to lenders' consent
- Interest is on a sliding scale between Johannesburg Interbank Average Rate (JIBAR) plus 2.40% and JIBAR plus 2.60% dependent on gearing ratios
- Borrowers and guarantors are those under the Existing ZAR RCF being the Company (Sibanye Gold Limited), Stillwater Mining Company Limited, Sibanye Rustenburg Platinum Mines (Pty) Ltd, Kroondal Operations (Pty) Ltd and Western Platinum Ltd

Section 45(5) of the Companies Act
Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the "Companies Act"), and pursuant to the special resolution passed at the general meeting of the Company held on 28 May 2019 (the "General Meeting"), the board of directors of the Company (the "Board") has adopted a resolution to guarantee the indebtedness of other members of the Group under the Facility Agreement, which guarantee constitutes the giving of direct and/or indirect financial assistance to related- and inter-related companies and corporations of the Company in terms of the provisions of Section 45(2) of the Companies Act.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:

- immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
- all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 25, 2019

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer